September 16, 2025

Ken Minor
Secretary
Elite Health Systems Inc.
1131 W 6th Street
Ontario, CA 91762

       Re: Elite Health Systems Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 2, 2025
           File No. 000-26575
Dear Ken Minor:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed September 2, 2025
General

1.     Please provide the financial statements as required by Item 13(a) of
Schedule 14A or
       tell us why you believe you are not required to do so.
2. Please provide the disclosure relating to the acquired company as required by Item
       14(c) or tell us why you believe you are not required to do so. September 16, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Guy Molinari